As filed with the Securities and Exchange Commission on February 9, 1999

                                                        File No. 333-______
                                                                 811-09227



                       Securities And Exchange Commission
                             Washington, D.C. 20549

                                    Form N-4

           Registration Statement Under The Securities Act Of 1933 [X]
                           Pre-Effective Amendment No.
                                      [ ]
                          Post Effective Amendment No.
                                      [ ]

                                     and/or

                   Registration Statement Under The Investment
                               Company Act Of 1940
                                       [X]
                                  Amendment No.

               Allstate Life Insurance Company Separate Account A
                           (Exact Name of Registrant)

                         Allstate Life Insurance Company
                               (Name of Depositor)

                         Allstate Life Insurance Company
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                   (Address of Depositor's Principal Offices)

                                  847/402-2400
               (Depositor's Telephone Number, Including Area Code)

                               Michael J. Velotta
                  Vice President, Secretary And General Counsel
                         Allstate Life Insurance Company
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                                  847/402-2400
                (Name and Complete Address of Agent for Service)

                                    Copy to:

                            Richard T. Choi, Esquire
                         Freedman, Levy, Kroll & Simonds
                          1050 Connecticut Avenue, N.W.
                                    Suite 825
                           Washington, D.C. 20036-5366

Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Allstate Life Insurance Company Separate Account A under deferred variable annuity contracts.

                           ALLSTATE VARIABLE ANNUITY


                                   Offered By

                         ALLSTATE LIFE INSURANCE COMPANY
                         THROUGH ITS SEPARATE ACCOUNT A
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                                 1-800/xxx-xxxx


This prospectus describes the "Allstate Variable Annuity," a flexible premium deferred variable annuity contract ("contract") offered by Allstate Life Insurance Company ("Allstate"). This prospectus contains important information about the contract. Please read it and keep it for future reference.

The contract offers __ investment alternatives including three fixed account options that offer an interest rate guaranteed by Allstate and ___ subaccounts that invest in the corresponding mutual fund portfolios ("funds") listed below. The __ funds are portfolios of the ___________________ Trust. You can put your money in any of these investment alternatives (except as noted).

(fund information to be inserted)







We have filed a Statement of Additional Information ("SAI"), dated May 1, 1999, with the Securities and Exchange Commission ("SEC"). The SAI contains more information about the contract and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on page __of this prospectus. For a free copy of the SAI, call us at (800) xxx-xxxx or write us at: P.O. Box xxxx, Palatine, Illinois 60xxxx.

THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS WHICH HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS; HOWEVER, THE CONTRACTS AND THE INVESTMENTS IN THE VARIABLE ACCOUNT ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, AND THE ARE NOT FEDERALLY INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THE SEC HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS NOR HAS IT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

                   The date of this prospectus is May 1, 1999

TABLE OF CONTENTS                                                         Page

DEFINITIONS
SUMMARY
FEE TABLE
CONDENSED FINANCIAL INFORMATION

1. THE ANNUITY CONTRACT

2. PURCHASE
         Purchase Payments
         Allocation of Purchase Payments
         Accumulation Units
         Free Look

3. INVESTMENT ALTERNATIVES
         Funds
         Fixed Account Options
         Transfers
         Dollar Cost Averaging Program
         Automatic Fund Rebalancing Program
         Voting Rights
         Substitution

4. EXPENSES
         Insurance Charges
         Contract Maintenance Charge
         Withdrawal Charge
         Premium Taxes
         Transfer Fee
         Fund Expenses

5. ACCESS TO YOUR MONEY
         Systematic Withdrawal Program


6. PERFORMANCE

7. DEATH BENEFIT
         Distribution Upon Death Payment Provisions
         Death Benefit Amount

8. INCOME PAYMENTS (THE PAYOUT PHASE)
         Retirement Income Guarantee Options


9. TAXES
         Introduction
         Taxation of Annuities in General
         Tax Qualified Contracts
         Income Tax Withholding

10. OTHER INFORMATION
         Allstate
         The Variable Account
         Distributor
         Ownership
         Beneficiary
         Assignment
         Suspension of Payments or Transfers
         Modification
         Year 2000
         Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION
ORDER FORM

DEFINITIONS

Accumulation Unit: A measure of your ownership interest in a subaccount of the variable account prior to the payout start date.

Accumulation Unit Value: The value of each accumulation unit that we calculate each valuation date. Each subaccount of the variable account has its own accumulation unit value.

Annuitant(s): The person or persons whose life determines the latest payout start date and the amount and duration of any income payments for income plan options other than the guaranteed payments for a specified period option. Joint annuitants are only permitted on or after the payout start date. Joint annuitants may be permitted prior to the payout start date at Allstate's discretion.

Beneficiary(ies): The person(s) to whom any benefits are due when a death benefit is payable and there is no surviving owner.

Company: Allstate Life Insurance Company ("Allstate").

Contract: The Allstate Life Insurance Company Flexible Premium Deferred Variable Annuity Contract, known as the "Allstate Variable Annuity," that is described in this prospectus.

Contract Anniversary: An anniversary of the date that the contract was issued.

Contract Value: The value of all amounts accumulated under the contract prior to the payout start date, equivalent to the accumulation units in each subaccount of the variable account multiplied by the respective accumulation unit value, plus the value in the fixed account options.

Contract Year: A period of 12 months starting with the issue date or any contract anniversary.

Enhanced Beneficiary Protection Rider: An additional death benefit option which can be selected (at additional charge).

Fixed Account: All of the assets of Allstate that are not in separate accounts.

Income Plan: One of several ways to receive income payments after the payout start date. Income payments are based on the contract value adjusted by any taxes on the payout start date. Income payment amounts may vary based on any subaccount and/or may be fixed for the duration of the income plan.

Investment Alternatives: The subaccounts of the variable account and the three fixed account options.

Non-Qualified Contracts: Contracts other than qualified contracts.

Owner(s)("You"): The person or persons designated as the owner in the contract.

Payout Start Date: The date on which income payments begin.

Qualified Contracts: Contracts issued under plans that qualify for special federal income tax treatment under Sections 401(a), 403(a), 403(b), 408A and 408 of the Internal Revenue Code.

Retirement Income Guarantee Riders: Optional riders you can select that guarantee a minimum amount to be applied to an income plan (at additional charge).

Rider Date:  The date of issue of any rider under the contract.

Settlement Value: The contract value less any applicable withdrawal charge, contract maintenance charge, and premium tax. The settlement value will be calculated at the end of a valuation period coinciding with a request for payment.

Subaccount: A portion of the variable account invested in shares of a corresponding fund. The investment performance of each subaccount is linked directly to the investment performance of its corresponding fund.

Valuation Date: Each day that the New York Stock Exchange is open for business. The valuation date does not include such Federal and non-Federal holidays as are observed by the New York Stock Exchange.

Valuation Period: The period between successive valuation dates, commencing at the close of regular trading on the New York Stock Exchange (which is normally 4:00 pm Eastern Time) and ending as of the close of regular trading on the New York Stock Exchange on the next succeeding valuation date.

Variable Account: Allstate Life Insurance Company Separate Account A, a separate investment account established by Allstate to receive and invest purchase variable account payments paid under the contracts.


SUMMARY

The sections in this summary correspond to sections in this prospectus that discuss the topics in more detail.

1.   THE ANNUITY CONTRACT:

The Allstate Variable Annuity contract is a contract between you, the owner, and Allstate, an insurance company. The contract provides a means for investing on a tax deferred basis in ___ subaccounts and three fixed account options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The contract offers __ subaccounts that invest in the funds listed on the cover of this prospectus. The subaccounts may offer a better return than the fixed account. However, this is NOT guaranteed. You also can lose your money by investing in the subaccounts. The fixed account options offer an interest rate that Allstate guarantees. While your money is in the fixed account, we guarantee both the interest your money will earn as well as your principal.

You can put money into any or all of the subaccounts (except as noted) and the fixed account options. You can transfer among the subaccounts up to 12 times a year without charge. After the 12 transfers, the charge is 0.50% of the amount transferred.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase, earnings accumulate on a tax deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving regular payments from your contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the payout phase.


2.   PURCHASE:

You can buy a contract with a minimum payment of $1,000 ($500 minimum for tax qualified contracts). You can add $500 or more any time you like during the accumulation phase ($50 minimum for automatic additions). Your registered representative can help you fill out the proper forms.


3.   INVESTMENT ALTERNATIVES:

You can put your money in any or all of these investment alternatives:

Funds:
(fund information to be inserted)



Fixed Account Options:
o        Standard Fixed Account
o        Six month Dollar Cost Averaging Fixed Account
o        Twelve month Dollar Cost Averaging Fixed Account


4.   EXPENSES:

The contract has insurance features and investment features, and there are costs related to each.

Each year, on the contract anniversary, Allstate deducts a $30 annual contract fee from your contract. During the accumulation phase, Allstate waives this charge if the value of your contract is greater than $50,000 or if you have allocated all of your money to the fixed account options on the contract anniversary. During the payout phase, we will deduct the $30 charge equally from each income payment. We will also waive the charge if the contract value on the payout start date is $50,000 or more or if all payments are fixed amount income payments.

Allstate deducts for its insurance charges a total of 1.25% of the average daily value of your contract allocated to the subaccounts. An additional insurance charge of 0.15% applies if you elect the optional enhanced beneficiary protection rider.

If you elect an optional retirement income guarantee rider, on each contract anniversary prior to the payout start date, Allstate will deduct a charge equal to 0.05% for rider 1 or 0.30% for rider 2, multiplied by the income base in effect on that contract anniversary.

If you withdraw your money, Allstate may assess a withdrawal charge of up to 7%, of the purchase payment(s) you withdraw. The charge declines to 0% over a 7 year period beginning on the day we receive each purchase payment. When you begin receiving regular income payments from your annuity, Allstate will assess a state premium tax charge, if applicable, which ranges from 0% - 4% depending upon your state.

You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. If you make more than 12 transfers in one year, we will deduct a transfer fee for each subsequent transfer. The fee is 0.50% of the amount transferred.

There are also fund expenses that currently range from __% to 1._% of the average daily value of the selected fund.

5.   ACCESS TO YOUR MONEY:

You can take money out at any time during the accumulation phase. During each contract year, you can take out up to the greater of earnings not previously withdrawn or 15% of your total purchase payments without charge from Allstate. Withdrawals in excess of that will be subject to a declining seven year withdrawal charge schedule ranging from 7% to 0% of each payment you take out. Each purchase payment you add to your contract has its own seven year withdrawal charge period. After Allstate has had a payment for seven years, there is no charge for withdrawing that payment. Of course, you also may have to pay income tax and a tax penalty on money you take out.


6.  PERFORMANCE:

The value of the contract will vary up or down depending upon the investment performance of the subaccount(s) you choose. Allstate provides performance information in the Statement of Additional Information. Past performance is not a guarantee of future results.


7.   DEATH BENEFIT:

If the owner or the annuitant dies before the payout phase, any surviving owner(s) or, if none, the person you have chosen as your beneficiary is eligible to receive a death benefit.


8.   ANNUITY PAYMENTS (THE PAYOUT PHASE):

If you want to receive regular income from your annuity, you can choose one of three income options. Once you begin receiving regular payments, you cannot change your payment plan. At the beginning of the payout phase, you can choose to have payments come from the fixed account, the subaccounts or both. If you choose to have any part of your payments come from the subaccounts, the dollar amount of your payments may go up or down. Allstate also offers two retirement income guarantee options which will allow you to lock in a dollar amount which can be applied to a fixed income option.

9.   TAXES:

Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may have to pay a 10% federal income tax penalty on the earnings. Payments during the payout phase are considered partly a return of your original investment. That part of each payment is not taxable as income.


10.  OTHER INFORMATION:

Free Look. If you cancel the contract within 20 days after receiving it (or longer if required by state law), we will send your money back without assessing a withdrawal charge. You will receive whatever your contract is worth on the day we receive your request. This may be more or less than your original payment. If in a particular state we are required by law to return your original payment, we reserve the right to put your money in the money market subaccount during the free look period.

No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

Who should purchase the contract? We designed the contract for people seeking long-term tax deferred accumulation of assets, generally for retirement or other long-term purposes. The tax deferred feature is most attractive to people in high federal and state tax brackets. You should not buy a contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

Additional  Features.   The  contract  has  additional  features  you  might  be
interested in. For example:

o You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the systematic withdrawal program.

o You can arrange to have a regular amount of money automatically invested in the subaccounts each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature dollar cost averaging.

o You can arrange to automatically readjust the money among the subaccounts periodically to keep the blend you select. We call this feature automatic rebalancing.

o Under certain circumstances, Allstate will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the nursing home waiver.

o Under certain circumstances, Allstate will give you your money without a withdrawal charge if you are diagnosed with a terminal illness. We call this feature the terminal illness waiver.

o Under certain circumstances, Allstate will give you your money without a withdrawal charge if you become unemployed. We call this feature the unemployment waiver.

These features may not be suitable for your particular situation and may not be available in all states.


11. INQUIRIES:

If you need more information, please contact us at:

Allstate Life Insurance Company
P.O. Box xxxx
Palatine, IL xxxxx
1-800/xxx-xxxx

FEE TABLE

Owner Transaction Expenses (all subaccounts)

 Sales Load Imposed on Purchases (as a percentage of purchase        None
 payments)......................................................
 Contingent Deferred Sales Charge (as a percentage of purchase          *
 payments)......................................................

                     Applicable Year Since                       Withdrawal
                   Purchase Payment Accepted                  Charge Percentage
 ------------------------------------------------------------ -----------------
 1st Year...................................................           7%
 2nd Year...................................................           7%
 3rd Year...................................................           6%
 4th Year...................................................           5%
 5th Year...................................................           4%
 6th Year...................................................           3%
 7th Year...................................................           2%
 Thereafter.................................................           0%
 Transfer Fee...............................................          **
 Annual Contract Fee........................................         $   30***


Variable Account Annual Expenses (as a percentage of the contract's average net assets in the variable account):

    Mortality and Expense Risk Charge..........................      1.25%****+
    Retirement Income Guarantee Annual Charge (multiplied by the income base in effect on contract anniversary):
     Rider 1                                                            0.05%

     Rider 2                                                            0.30%

----------

* During each contract year, you can take out up to the greater of earnings not previously withdrawn or 15% of your total purchase payments without charge from Allstate.

** If you make more than 12 transfers per year, for each subsequent transfer, we will deduct a transfer fee of 0.50% of the dollar amount transferred.

*** During the accumulation phase, we will waive the annual contract fee if the total account value as of a contract anniversary is $50,000 or more, or if the entire contract value is allocated to the fixed account options. During the payout phase, different restrictions may apply. Please see your contract for further details.

**** If you select the enhanced beneficiary protection rider, the mortality and expense risk charge will equal on an annual basis 1.40% (rather than 1.25%) of the daily net assets of the variable account.

+ For amounts allocated to the variable account, we assess the mortality and expense risk charge during both the accumulation and the payout phases of the contract.


Fund Expenses (as a percentage of the average daily net assets of a fund):


                                   Other Expenses
                                   (after expense           Total Annual
Management     12b-1               reimbursement for        Fund
Fee            Fees                certain Funds)           Expenses
----------     -----               -----------------        ------------

(fund information to be inserted)







Example:

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

upon surrender at the end of each time period:

                                                 Time Periods
                                    1 year                              3 years
                                    ------                              -------


(fund information to be inserted)






if you do not surrender or if you elect to receive income payments:

                                                  Time Periods
                                    1 year                              3 years
                                    ------                              -------


(fund information to be inserted)







The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the variable account as well as the funds. The Fee Table does not reflect premium taxes. Premium taxes may apply depending on the state where you reside. The assumed average contract size is $30,000. You should not consider the examples to be a representation of past or future expenses. Actual expenses may be greater or less than those shown.


CONDENSED FINANCIAL INFORMATION

The offering of the contracts commenced as of the date of this prospectus. Accordingly, there are no accumulation unit values to report for the contracts.




1.   THE ANNUITY CONTRACT

The Allstate Variable Annuity is an annuity contract that you can use to save for retirement and then receive an income, in the form of annuity payments, beginning on a designated date that is at least 30 days after you purchase the annuity. Until you decide to begin receiving annuity payments, your contract is in the accumulation phase. Once you begin receiving annuity payments, your contract is in the payout phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among __ subaccounts that invest in corresponding funds. Depending upon market conditions, you can make or lose money in any of these subaccounts. If you select a subaccount, the amount of money you accumulate in your contract during the accumulation phase will depend upon the investment performance of the subaccounts you select. Similarly, the amount of the annuity payments you receive during the payout phase will depend upon the investment performance of the subaccounts you select for the payout phase.

The contract also offers three fixed account options. Each fixed account option offers an interest rate that Allstate guarantees. Allstate guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select one of the fixed account options, your money will be placed with the other general assets of Allstate, and the amount of money you accumulate in the fixed account option during the accumulation phase will depend upon the total interest we credit to your contract. In addition, the amount of the annuity payments you receive during the payout phase will remain level for the entire payout phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Allstate in writing. We have described more information on this topic in Section 10 Other Information.

We may issue the contracts as individual contracts or as group contracts. In states where the contracts are available only as group contracts, we will issue a certificate that summarizes the provisions of the group contract. For convenience, this prospectus refers to both contracts and certificates as "contracts."

For contracts issued to employees of Allstate and certain other eligible organizations, and in lieu of Allstate paying any commissions, the contract owner will receive a credit of 6% of the amount of each purchase payment that will be applied to each purchase payment. Allstate will allocate this credit in the same allocation as your most recent instruction. The amount returned to you upon a free look of the contract will be reduced by the amount of any credit. The credit may not be available in all states. We do not consider the credit to be an "investment in the contract" for income tax purposes.


2.   PURCHASE

Purchase Payments

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $1,000 when you buy the contract as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), or other qualified plan, the minimum we will accept is $500. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $500 or more to either type of contract ($50 minimum for automatic additions).

Allocation of Purchase Payments

When you purchase a contract, we will allocate your purchase payment to the subaccounts and/or any fixed account options you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.


Accumulation Units

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the subaccount(s) you choose. To keep track of the value of your contract, we use a unit of measure we call an "accumulation unit". (An accumulation unit works like a share of a mutual fund.) During the payout phase of the contract we use a similar unit of measure we call an "annuity unit."

Every day we determine the value of an accumulation unit for each subaccount. We do this by:

1.   determining   the  total  amount  of  money   invested  in  the  particular
     subaccount;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.   dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. To determine the number of accumulation units to credit, we divide the amount of the purchase payment allocated to a subaccount by the value of the accumulation unit for that subaccount.

We calculate the value of an accumulation unit for each subaccount after the New York Stock Exchange closes each day and then credit your contract.

Free Look

If you change your mind about owning your contract, you can cancel it within 20 days after receiving it, or longer if required by state law. When you cancel the contract within this time period, Allstate will not assess a withdrawal charge. Unless a refund of purchase payment is required by law, Allstate will refund any purchase payments allocated to the variable account, adjusted to reflect any gain or loss from the date of allocation to the date of cancellation, plus any purchase payments allocated to the fixed account options. During the free look period, we reserve the right to put your purchase payment in the money market subaccount.


3.   INVESTMENT ALTERNATIVES

The contract currently offers ___ subaccounts and three fixed account options. Additional subaccounts may be available in the future. Each subaccount invests in a corresponding fund.

YOU SHOULD READ THE PROSPECTUS FOR THE FUNDS CAREFULLY BEFORE INVESTING. A COPY OF THE PROSPECTUS IS ATTACHED TO THIS PROSPECTUS.

Variable Funds:
(fund information to be inserted)






Fixed Account  Options:

o  Standard  Fixed  Account
o  Six month  Dollar  Cost Averaging Fixed Account
o  Twelve month Dollar Cost Averaging Fixed Account

Funds

(fund information to be inserted)





Shares of the funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies that may or may not be affiliated with Allstate. Certain funds may also be sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

Allstate may enter into certain arrangements under which it is reimbursed by the funds' advisors, distributors and/or affiliates for the administrative services that it provides to the funds.

Fixed Account Options

Monies you allocate to any fixed account option become part of the general account of Allstate, which supports Allstate's insurance and annuity obligations. Instead of you bearing the investment risk, as is the case for amounts in the variable account, Allstate bears the investment risk for all amounts in any fixed account option. The interest rates for the fixed account options will never be less than 3%. Currently, Allstate offers three fixed account options.

Standard Fixed Account

Monies you allocate to the standard fixed account will earn interest at the current rate in effect at the time of allocation or transfer to the standard fixed account for the duration of the guarantee period. Allstate currently offers a one year guarantee period. Allstate may offer additional guarantee periods. After the initial guarantee period, we will guarantee a renewal rate.

Six Month Dollar Cost Averaging Fixed Account

Monies you allocate to the six month dollar cost averaging fixed account will earn interest at the current rate in effect at the time of allocation. Each purchase payment and accrued interest must be transferred to one or more subaccounts that you select in equal monthly installments within a six month transfer period. You cannot transfer money from another fixed account option or from a subaccount into the six month dollar cost averaging fixed account.

Twelve Month Dollar Cost Averaging Fixed Account

Monies you allocate to the twelve month dollar cost averaging fixed account will earn interest at the current rate in effect at the time of allocation. Each purchase payment and accrued interest must be transferred to one or more subaccounts that you select in equal monthly installments within a twelve month transfer period. You cannot transfer money from another fixed account option or from a subaccount into the twelve month dollar cost averaging fixed account.

There may be certain restrictions on dollar cost averaging based upon state law.
Please  consult  your  sales   representative  for  information   regarding  the
availability these fixed account options in your state.


Transfers

Prior to the payout start date, you can transfer money among the subaccounts and the fixed account options subject to the following restrictions:

o You may not transfer money into the six month or twelve month dollar cost averaging fixed accounts.

o The maximum amount you can transfer from the standard fixed account during any contract year is the greater of 30% of the standard fixed account balance as of the last contract anniversary or the greatest dollar amount of any prior transfer from the standard fixed account. This limitation does not apply to dollar cost averaging.

o If any interest rate is renewed at a rate at least one percentage point less than the previous rate, you may elect to transfer up to 100% of the monies receiving that reduced rate within 60 days of the notification of the interest rate decrease.

o Allstate reserves the right to defer transfers from the standard fixed account for up to six months from the date of the request.

o Allstate reserves the right to limit the number of transfers in any contract year or to refuse any transfer request for any owner or certain owners, in our sole discretion if:

     o We believe that excessive trading by such owner or owners or a specific transfer request or group of transfer requests may have a detrimental effect on unit values of the subaccounts or the share prices of the funds or would be to the disadvantage of other contract owners; or

     o One or more of the funds informs us that (a) the funds would restrict the purchase or redemption of shares because of excessive trading or
          (b) the funds believe that a specific transfer or group of transfers would have a detrimental effect on share prices of the funds.

o You can make transfers by telephone. If you own the contract with a joint owner, unless Allstate receives contrary instructions, Allstate will accept instructions from either you or the other owner. Allstate will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Allstate fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allstate tape records all telephone instructions.

o You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. If you make more than 12 transfers in one contract year, we will deduct a transfer fee. The fee is 0.50% of the amount transferred.

o For a subaccount and the standard fixed account, the minimum amount that you can transfer is $100 or, if less, the remaining value of your investment in the subaccount or standard fixed account.

o During the payout phase, you can only make transfers among the subaccounts once every six months. You cannot transfer from a fixed amount income payment to a subaccount, but you can transfer from one or more subaccounts to a fixed amount income payment if income plan 3 is in effect and the transfer occurs six months after the payout start date.

Allstate reserves the right to terminate or modify the transfer provisions described above.

Dollar Cost Averaging Program

The dollar cost averaging program allows you to systematically transfer a set amount each month from any subaccount or fixed account option to any of the other subaccounts. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The dollar cost averaging program is available only during the accumulation phase.

The transfers made under the program do not count towards the 12 transfers you can make without paying a transfer fee.

Automatic Rebalancing Program

Once your money has been allocated among the subaccounts, the performance of each subaccount may cause your allocation to shift. You can automatically rebalance your contract and return it to your original percentage allocations by selecting our automatic rebalancing program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the first day after the end of the period you selected. The automatic rebalancing program is available only during the accumulation phase. If you participate in this program, the transfers made under the program do not count towards the 12 transfers you can make without paying a transfer fee.


Example:

       Assume that you want your initial purchase payment split among 2 subaccounts. You want 40% to be in the Bond subaccount and 60% to be in the Stock subaccount. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Bond subaccount now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Allstate would sell some of your units in the Bond subaccount and use the money to buy more units in the Stock subaccount so that the percentage allocations would again be 40% and 60% respectively.

Voting Rights

Allstate is the legal owner of the fund shares held by the subaccounts. However, Allstate believes that when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. Should Allstate determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

Allstate may be required to substitute one of the funds you have selected with another fund. We would not do this without the prior approval of the SEC. We will give you notice of our intent to do this.


4.   EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses include:

Insurance Charge

Each day, Allstate makes a deduction for its insurance charge. Allstate does so as part of its calculation of the value of the accumulation units and the annuity units.

Mortality and Expense Risk Charge. This charge is equal, on an annual basis, to 1.25% of the daily value of the assets you have invested in the variable account. This charge is for all the insurance benefits available with your contract (e.g., guarantee of annuity rates and the death benefits), for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Allstate will bear the loss.

If you select the enhanced beneficiary protection rider, Allstate will deduct a mortality and expense risk charge equal, on an annual basis, to 1.40% of the daily value of the assets you have invested to the variable account (1.25% plus 0.15% for the rider). Allstate reserves the right to change the enhanced beneficiary protection rider charge. Once your rider is issued, Allstate cannot change your rider fee. The charge for this rider will never exceed 0.25%.

See Section 9 of this prospectus for a description of the charge for the retirement income guarantee riders.

Contract Maintenance Charge

During the accumulation phase, every year on the anniversary of the date when we issued your contract, Allstate will deduct $30 from your contract as a contract maintenance charge. The charge is for administrative expenses. We cannot increase the charge. We will deduct the charge from the money market subaccount. If there are insufficient assets in the money market subaccount, we will deduct the charge proportionally from the remaining subaccounts of the variable account. We will deduct the charge from the subaccounts of the variable account.

Allstate will not deduct the charge during the accumulation phase if, when the deduction is to be made, the value of your contract is $50,000 or more or if all your money is allocated to the fixed account options on the contract
anniversary.   During  the  payout   phase,   we  will  deduct  the  $30  charge
proportionally from each income payment. We will waive the charge if the contract value on the payout start date is $50,000 or more or if all payments are fixed income payments. Allstate also reserves the right to waive this charge if you own more than one contract and the contracts meet certain minimum dollar amount requirements.

If you make a complete withdrawal from your contract, we will deduct the contract maintenance charge at that time as well.

Withdrawal Charge

During the accumulation phase, you can make withdrawals from your contract. Allstate keeps track of each purchase payment. During each contract year, you can withdraw up to the greater of earnings not previously withdrawn or 15% of your total purchase payments without charge from Allstate. Otherwise, the withdrawal charge for each payment will range from 7% - 0% over 7 years. For purposes of the withdrawal charge, Allstate treats withdrawals as coming from the oldest purchase payment first.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Nursing Home Waiver

Allstate will waive any withdrawal charge on any withdrawal taken prior to the payout start date if at least 30 days after the contract date any owner, or annuitant if the owner is not a living individual:

o is first confined to a long term care facility or hospital for at least 90 consecutive days;

o    confinement is prescribed by a physician and is medically necessary;  and the request for a withdrawal and adequate written proof of confinement are received by us no later than 90 days after discharge.

Terminal Illness Waiver

Allstate will waive any withdrawal charge on any withdrawal taken prior to the payout start date if at least 30 days after the contract date any owner, or any annuitant if the owner is not a living individual, is first diagnosed by a physician as having a terminal illness, as defined in the contract.

Unemployment Waiver

Allstate will permit a one time waiver of any withdrawal charge on a partial or full withdrawal taken prior to the payout start date if: the owner, or, if the owner is not a living individual, the annuitant:

o    becomes unemployed at least one year after the contract date;

o the owner, or, if the owner is not a living individual, the annuitant, receives at least 30 consecutive days of unemployment compensation, as defined in the contract, for that unemployment; and,

o the owner, or, if the owner is not a living individual, the annuitant, request the waiver within 180 days of the owner's, or, if the owner is not a living individual, the annuitant's, initial receipt of unemployment compensation, as defined in the contract.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your contract for further details on these variations. Allstate also will waive the withdrawal charge on withdrawals taken from qualified contracts to satisfy IRS required minimum distribution rules for the contract.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Allstate is responsible for the payment of these taxes and will deduct them from the value of the contract. Some of these taxes are due when the contract is issued, others are due when income payments begin or upon surrender. It is Allstate's current practice to not charge anyone for these taxes until income payments begin or the contract is terminated. Allstate may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

Transfer Fee

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers in any one year, for each subsequent transfer, we will deduct a transfer fee of 0.50% of the dollar amount transferred.

If the transfer is part of the dollar cost averaging program or the automatic rebalancing program, it will not count in determining the number of free transfers.

Fund Expenses

The deductions from and expenses paid out of the assets of the various funds are described in the attached prospectus for the funds.

5.   ACCESS TO YOUR MONEY

You can access the money in your contract:

(1)  by making a withdrawal (either a partial or a complete withdrawal); or

(2)  by  electing  to  receive  income  payments.   Under  most   circumstances,
     withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge (see - Section 4. "Expenses" for a discussion of the charges).

Unless you instruct Allstate otherwise, we will deduct any partial withdrawal proportionately from all the subaccounts and the fixed account option(s) you selected. Under most circumstances the amount of any partial withdrawal must be at least $50. If the contract value after a partial withdrawal would be less than $1,000, Allstate will treat the request as one for termination of the contract and will pay out the entire contract value, less any charges and premium taxes.

Withdrawals may reduce the amount of the death benefit (see Section 8. "Death Benefits").

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

Systematic Withdrawal Program

The systematic withdrawal program provides an automatic payment to you on a monthly, quarterly, semi-annual or annual basis. INCOME TAXES MAY APPLY TO SYSTEMATIC WITHDRAWALS.


6.   PERFORMANCE

Allstate periodically advertises the performance of the subaccounts. Allstate will calculate performance (i.e., the percentage change in the value of an accumulation unit) by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number would reflect the deduction of the insurance charges, but not the deduction of any applicable contract maintenance charge or withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement also will include total return figures that reflect the deduction of the insurance charges, contract maintenance charges, and withdrawal charges.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding funds for the periods commencing from the inception dates of the funds. You should not interpret these figures to reflect actual historical performance of the variable account.

Allstate also may include in its advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs based on selected tax brackets.


7.   DEATH BENEFIT

Distribution Upon Death Payment Provisions

Death of Owner

If you die before the payout  start  date,  the new owner will be the  surviving
owner.   If  there  is  no   surviving   owner,   the  new  owner  will  be  the
beneficiary(ies). The new owner will have the options described below.

1.   If the sole new owner is your spouse:

     a. Your spouse may elect, within 180 days of the date of your death, to receive the death benefit described under "Death Benefit Amount" below in a lump sum.

     b. Your spouse may elect, within 180 days of the date of your death, to receive an amount equal to the death benefit paid out under one of the income plans described in Section 8 "Income Phase" below. The payout start date must be within one year of your date of death. Income Payments must be:

          i.   over the life of your spouse; or

          ii. for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of your spouse; or

          iii. over the life of your spouse with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of your spouse.

     c. If your spouse does not elect one of the options above, then your spouse may continue the contract in the accumulation phase as if the death had not occurred. If the contract is continued in the accumulation phase, the following conditions apply:

          i. On the day the contract is continued, the contract value will be the death benefit as determined at the end of the valuation period during which we received due proof of death satisfactory to us.

          ii. The surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

          iii. Before the payout start date, the death benefit of the continued contract will be the greater of:

               o the sum of all purchase payments reduced by a withdrawal adjustment; or

               o the maximum anniversary value, as described below under "Death Benefit Amount," with the following changes:

               o "issue date" is replaced by the date the contract is continued; and

               o "Initial purchase payment" is replaced with the death benefit as determined at the end of the valuation period during which we received due proof of death satisfactory to us.

2. If the new owner is not your spouse but is a natural person, then the new owner has the following options:

     a. The new owner may elect, within 180 days of the date of your death, to receive the death benefit described in "Death Benefit Amount," below, in a lump sum.

     b. The new owner may elect, within 180 days of the date of your death, to receive an amount equal to the death benefit paid out under one of the income plans described in the payout phase section. The payout start date must be within one year of your date of death. Income payments must be:

          i.   over the life of the new owner; or

          ii. for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new owner; or

          iii. over the life of the new owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new owner.

     c. The new owner may elect to receive the settlement value payable in a lump sum within 5 years of your date of death.

3.   If the new owner is a corporation or other non-natural person:

     a. The non-natural owner may elect, within 180 days of your death, to receive the death benefit in a lump sum.

     b. The non-natural owner may elect to receive the settlement value payable in a lump sum within 5 years of your date of death.

If any new owner is a non-natural person, all new owners will be considered to be non-natural persons for the above purposes.

If the new owner who is not your spouse does not make one of the above described elections, the settlement value must be withdrawn by the new owner on or before the mandatory distribution date 5 years after your date of death. Under any of these options, all ownership rights are available to the new owner from the date of your death to the date on which the death benefit or settlement value is paid. We reserve the right to extend beyond 180 days the period in which a death benefit may be elected.

Death of Annuitant

If the annuitant who is not also the owner dies prior to the payout start date, the owner must elect an applicable option listed below. If the option selected is 1(a) or 1(b)(ii) below, the new annuitant will be the youngest owner, unless the owner names a different annuitant.

1.   If the owner is a natural person:

     a. The owner may choose to continue this contract as if the death had not occurred; or

     b. If we receive due proof of death within 180 days of the date of the annuitant's death, then the owner may alternatively choose to:

          i.   receive the death benefit in a lump sum; or

          ii. apply the death benefit to an income plan which must begin within one year of the date of death.

2.   If the owner is a non-natural person:

     a. The non-natural owner may elect, within 180 days of the annuitant's date of death, to receive the death benefit in a lump sum; or

     b. The non-natural owner may elect to receive the settlement value payable in a lump sum within 5 years of the annuitant's date of death.

If the non-natural owner does not make one of the above described elections, the settlement value must be withdrawn by the non-natural owner on or before the mandatory distribution date 5 years after the annuitant's death.

Under any of these options, all ownership rights are available to the owner from the date of the annuitant's death to the date on which the death benefit or settlement value is paid. We reserve the right to extend beyond 180 days the period when we will pay the death benefit.

Death Benefit Amount

Before the payout start date, the death benefit is equal to the greatest of the following death benefit alternatives:

     (a)  the contract value on the date Allstate  determines the death benefit;
          or

     (b) the sum of all purchase payments reduced by a withdrawal adjustment, as defined below; or

     (c) the "maximum anniversary value," increased by any purchase payments made since that death benefit anniversary and reduced by a withdrawal adjustment, described below:


On the day we issue the contract ("issue date"), the maximum anniversary value is equal to the initial purchase payment. Thereafter, we recalculate the maximum anniversary value when a purchase payment or withdrawal is made or an a contract anniversary as follows:

     o On each contract anniversary, the maximum anniversary value is equal to the greater of the contract value or the most recently calculated maximum anniversary value.

     o For purchase payments, the maximum anniversary value is equal to the most recently calculated maximum anniversary value plus the purchase payment.

     o    For withdrawals,  the maximum  anniversary  value is equal to the most
          recently   calculated   maximum   anniversary  value  reduced  by  the
          withdrawal adjustment, described below.

In the absence of any withdrawals or purchase payments, the maximum anniversary value will be the greatest of all contract anniversary contract values on or prior to the date Allstate calculates the death benefit.

We will recalculate the maximum anniversary value until the first contract anniversary after the 80th birthday of the oldest owner or, if the owner is not a natural person, the 80th birthday of the oldest annuitant. After that date, we will recalculate the maximum anniversary value only for purchase payments and withdrawals.

Withdrawal Adjustment Amount

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

     (a)  = the withdrawal amount;

     (b)  = the contract value immediately prior to the withdrawal; and

     (c) = the value of the applicable death benefit alternative immediately prior to the withdrawal.

Allstate will determine the value of the death benefit as of the end of the valuation period during which Allstate receives a complete request for payment of the death benefit. A complete request includes due proof of death, and such other documentation as Allstate may require in its discretion. In addition to the above alternatives, if the owner is age 75 or less, the owner can select the enhanced beneficiary protection rider.

Enhanced Beneficiary Protection Rider

If the owner of the contract is a living individual, the enhanced beneficiary protection rider applies upon the death of the owner or annuitant. If the owner is not a living individual, the enhanced beneficiary protection rider applies upon the death of the annuitant. If you select this rider, the death benefit will be the greater of the death benefit described above or the enhanced beneficiary protection rider.

The enhanced beneficiary protection rider on the date we issue the rider ("rider date") is equal to the contract value on that date. After the rider date, the rider, plus any subsequent payments and less a withdrawal adjustment, will accumulate at the rate of 5% per year until the earlier of (i) the date Allstate determines the death benefit, or (ii) the first contract anniversary following the 80th birthday of the oldest owner or, if no owner is a living individual, the 80th birthday of the oldest annuitant.

We will determine the value of the death benefit at the end of the valuation period during which we receive a complete request for payment of the death benefit, as described above. Allstate will not settle any death claim until it receives due proof of death satisfactory to it.

The enhanced beneficiary protection rider may not be available in all states.

8.   INCOME PAYMENTS (THE PAYOUT PHASE)

You can choose to receive regular income payments during the payout phase. You can choose the month and year in which those payments begin. We call that date the payout start date. You can choose among three income plans.

We ask you to choose your payout start date and income option when you purchase the contract. You can change either at any time before the payout start date with 30 days written notice to us. Your payout start date cannot be any earlier than one month after you buy the contract. Income payments must begin by the annuitant's 90th birthday or 10 years from the date we issue the contract, whichever is later. The annuitant is the person whose life we look to when we make income payments.

You can choose whether to receive fixed or variable income payments or a combination of both.

If you choose to receive variable income payments, the dollar amount of your payments will depend upon 3 things:

1)   the value of your contract in the subaccount(s) on the annuity date;

2) the 3% assumed investment rate used in the annuity table for the contract (note, we reserve the right to offer other assumed investment rates); and

3) the performance of the subaccounts you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual performance is less than 3%, your annuity payments will decrease.

If you choose to receive fixed income payments, the dollar amount of your payments will be fixed for the duration of the income plan. We calculate the amount of your payments by applying the portion of the contract value in the fixed account on the payout start date, less any applicable premium tax, to the greater of the appropriate value from the income payment table selected or such other value as we are offering at that time.

You can choose one of the following income plans or any other income plan acceptable to Allstate. After income payments begin, you cannot change the income plan.

     Income Plan 1. Life Income with Guaranteed Payments. Under this option, we will make payments for as long as the annuitant is alive. If the annuitant dies before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments.

     Income Plan 2. Joint and Survivor Life Income with Guaranteed Payments. Under this option, we will make payments for as long as either the annuitant or joint annuitant, named at the time of income plan selection, lives. If both the annuitant and the joint annuitant die before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments.

     Income Plan 3. Guaranteed Number of Payments. Under this option, we will make payments for a specified number of months beginning on the payout start date. These payments do not depend on the annuitant's life. The number of months guaranteed may be from 60 to 360.

If you do not choose an income plan at the time you purchase the contract, we will assume that you selected Income Plan 1 which will provide a life annuity with 10 years of guaranteed payments.

We will make income payments monthly unless you have less than $2,000 to apply to an income plan. In that case, Allstate may terminate your contract and provide your income payment in a single lump sum. Likewise, if your income payments would be less than $20 a month, Allstate may change the frequency of payments so that your income payments are at least $20, or Allstate may terminate the contract and provide your income payment in a single lump sum.

Retirement Income Guarantee Options

For owners up to and including age 75, you may elect to choose one of two Retirement Income Guarantee options (Rider 1 or Rider 2). Each rider guarantees a dollar amount (known as the "guaranteed income benefit") to be applied to an income plan.

Eligibility

To qualify for this benefit, you must meet the following conditions as of the payout start date:

o You must elect a payout start date that is on or after the tenth anniversary of the rider date;

o The payout start date must occur during the 30 day period following a contract anniversary;

o    You must elect to receive fixed income payments;  and

o The income plan you have selected must provide for payments guaranteed for either single or joint life with a period certain of at least:

     o 10 years, if the youngest annuitant's age is 80 or less on the date the amount is applied, or

     o 5 years, if the youngest annuitant's age is greater than 80 on the date the amount is applied.

Retirement Income Guarantee Rider 1

This rider guarantees that the amount you apply to an income plan will not be less than the total of your purchase payments less any withdrawals and any applicable taxes.

The current charge for this rider, on an annual basis, is 0.05% multiplied by the income base in effect on each contract anniversary. We deduct the fee only from your assets in the variable account. In the case of a full withdrawal of the contract value on any date other than the contract anniversary, Allstate will deduct the rider fee from the amount paid upon withdrawal. In the case of a full withdrawal, the rider fee is equal to 0.05% multiplied by the income base immediately prior to the withdrawal. For purposes of determining the rider fee, we will treat income payment commencement as a full withdrawal. Allstate reserves the right to change the rider fee. Once we issue your rider, we cannot change your rider fee. This charge will never exceed 0.15%.

We calculate the income base that we use to determine the value of the guaranteed income benefit as follows:

1.   On the rider date, the income base is equal to the contract value.

2. After the rider date, we recalculate the income base when a purchase payment or withdrawal is made as follows:

     a) For purchase payments, the income base is equal to the most recently calculated income base plus the purchase payment.

     b) For withdrawals, the income base is equal to the most recently calculated income base reduced by a withdrawal adjustment.

In the absence of any withdrawals or purchase payments, the income base will be equal to the contract value as of the date of the rider.

The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

(1)  = withdrawal amount.

(2)  = the contract value immediately prior to the withdrawal.

(3)  = the most recently calculated income base.

The guaranteed income benefit amount is determined by applying the income base, less any applicable taxes, to the guaranteed rates for the income plan elected by the owner. On the payout start date, the income payment will be the greater of (i) the income payment produced by the guaranteed income benefit and (ii) the income payment provided in the fixed amount income payment provision of the contract.

Retirement Income Guarantee Rider 2

This rider guarantees that the amount you apply to an income option will not be less than the greater of 1) your contract value on your most recent contract anniversary adjusted for any withdrawals or purchase payments; or 2) your contract value as of the rider date, adjusted for any withdrawals or purchase payments, accumulated daily at a rate equal to 6% per year until the first day of the month following the oldest owner's or, if the owner is not a living individual, the annuitant's 85th birthday.

The annual charge for this rider is 0.30% multiplied by the income base in effect on each contract anniversary. Allstate deducts the fee only from the variable account. In the case of a full withdrawal of the contract value on any date other than the contract anniversary, Allstate will deduct the rider fee from the amount paid upon withdrawal. In the case of a full withdrawal, the rider fee is equal to 0.30% multiplied by the income base immediately prior to the withdrawal. For purposes of determining the rider fee, we will treat income payment commencement as a full withdrawal. Allstate reserves the right to change the rider fee. Once we issue your rider, we cannot change your rider fee. This charge will never exceed 0.50%.

The income base is the greater of Income Base A and Income Base B. We determine each income base as follows:

Income Base A

1.   On the rider date, Income Base A is equal to the contract value.

2. After the rider date, we recalculate Income Base A as follows on the contract anniversary and when a purchase payment or withdrawal is made:

     a) For purchase payments, Income Base A is equal to the most recently calculated income base plus the purchase payment.

     b) For withdrawals, Income Base A is equal to the most recently calculated income base reduced by a withdrawal adjustment.

     c) On each contract anniversary, Income Base A is equal to the greater of the contract value on that date or the most recently calculated Income Base A.

In the absence of any withdrawals or purchase payments, Income Base A will be equal to the greatest contract value as of the date of the rider and all contract anniversary contract values between the rider date and the payout start date.

We will recalculate Income Base A for purchase payments, for withdrawals and on contract anniversaries until the first contract anniversary after the 85th birthday of the oldest owner or, if no owner is a living individual, the oldest annuitant. After that date, Income Base A will be recalculated for purchase payments and withdrawals.

Income Base B

On the rider date, Income Base B is equal to the contract value. After the rider date, Income Base B, plus any subsequent purchase payments and less a withdrawal adjustment for any subsequent withdrawals, will accumulate daily at a rate equal to 6% per year until the first day of the month following the oldest owner's or, if the owner is not a living individual, the annuitant's 85th birthday.

For purposes of computing Income Base A or B, the withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

(1)  = withdrawal amount.

(2)  = the contract value immediately prior to the withdrawal.

(3)  = the most recently calculated income base.

The guaranteed income benefit amount is determined by applying the income base, less any applicable taxes, to the guaranteed rates for the income plan elected by the owner. On the payout start date, the income payment will be the greater of (i) the income payment provided by the guaranteed income benefit or (ii) the income payment provided in the fixed amount income payment provision of the contract.

9.   TAXES

Introduction

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Annuities in General

Tax Deferral

Generally, you are not taxed on increases in the contract value until a distribution occurs. This rule applies only where:

(1)  the owner is a natural person,

(2) the investments of the Separate Account are "adequately diversified" according to Treasury Department regulations, and

(3) Allstate is considered the owner of the Separate Account assets for federal income tax purposes.

Non-natural Owners

As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for contracts owned by non-natural persons.

Diversification Requirements

For a contract to be treated as an annuity for federal income tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the contract will be taxed as ordinary income received or accrued by the owner during the taxable year. Although Allstate does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment

The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause an investor to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under this contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of Separate
Account assets. For example, you have the choice to allocate premiums and contract values among more investment options. Also, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Allstate does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the contract will be successful.

Taxation of Partial and Full Withdrawals

If you make a partial withdrawal under a non-qualified contract, amounts received are taxable to the extent the contract value, without regard to surrender charges, exceeds the investment in the contract. The investment in the contract is the gross premium paid for the contract minus any amounts previously received from the contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a qualified contract, the portion of the payment that bears the same ratio to the total payment that the investment in the contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, is excluded from your income. If you make a full withdrawal under a non-qualified contract or a qualified contract, the amount received will be taxable only to the extent it exceeds the investment in the contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o    made on or after the date the individual attains age 59 1/2,

o    made to a beneficiary after the owner's death,

o    attributable to the owner being disabled, or

o for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a nonqualified contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. Except for certain qualified contracts, any amount you receive as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) of the contract value is treated as a withdrawal of such amount or portion.

Taxation of Annuity Payments

Generally, the rule for income taxation of annuity payments received from a nonqualified contract provides for the return of your investment in the contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Taxation of Annuity Death Benefits

Death of an owner, or death of the annuitant if the contract is owned by a non-natural person, will cause a distribution of death benefits from a contract. Generally, such amounts are included in income as follows:

(1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

(2) if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

Penalty Tax on Premature Distributions

A 10% penalty tax applies to the taxable amount of any premature distribution from a nonqualified contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

(1)  made on or after the date the owner attains age 59 1/2;

(2)  made as a result of the owner's death or disability;

(3) made in substantially equal periodic payments over the owner's life or life expectancy,

(4)  made under an immediate annuity; or

(5)  attributable to investment in the contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from qualified contracts.

Aggregation of Annuity Contracts

All non-qualified deferred annuity contracts issued by Allstate (or its affiliates) to the same owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

Tax Qualified Contracts

Contracts may be used as investments with certain Qualified Plans such as:

o Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

o    Roth IRAs under Section 408A of the Code;

o    Simplified Employee Pension Plans under Section 408(k) of the Code;

o Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

o    Tax Sheltered Annuities under Section 403(b) of the Code;

o    Corporate and Self Employed Pension and Profit Sharing Plans; and

o    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.

In the case of certain Qualified Plans, the terms of the plans may govern the right to benefits, regardless of the terms of the contract.

Restrictions Under Section 403(b) Plans

Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

o        attains age 59 1/2,
o        separates from service,
o        dies,
o        becomes disabled, or
o on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the contract value to another '403(b) plan.

Income Tax Withholding

Allstate is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from qualified contracts, excluding IRAs, with the exception of:

(1)  required minimum distributions, or

(2) a series of substantially equal periodic payments made over a period of at least 10 years, or,

(3)  over the life (joint lives) of the participant (and beneficiary).

Allstate may be required to withhold federal and state income taxes on any distributions from non-qualified contracts or qualified contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.


10.  OTHER INFORMATION

Allstate

Allstate is the issuer of the contract. Allstate is an Illinois stock life insurance company organized in 1957. Allstate is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. Allstate intends to market the contract in those jurisdictions. Allstate's home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

The Variable Account

Allstate established its Separate Account A (variable account) under Illinois insurance law on January 27, 1999. We have registered the variable account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the variable account are held in Allstate's name on behalf of the variable account and legally belong to Allstate. However, the assets that underlie the contracts are not chargeable with liabilities arising out of any other business Allstate may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Allstate may issue.

Distributor

Allstate _________Company ("xxxxxx"), 3100 Sanders Road, Northbrook, Illinois, acts as the distributor of the contracts. xxxxxx is an affiliate of Allstate.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 7.0% of purchase payments. Sometimes, Allstate also pays the broker-dealer a persistency bonus in addition to the standard commissions.

Ownership

Owner. You, as the owner of the contract, have all the rights under the contract. Prior to the payout start date, the owner is the person designated at the time the contract is issued, unless changed.

Joint Owner. Joint owners can own the contract. Upon the death of either joint owner, the surviving owner will be the designated beneficiary. We will treat any other beneficiary designated at the time the contract was issued or at a later date as a contingent beneficiary unless otherwise indicated.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless you name an irrevocable beneficiary, you can change the beneficiary at any time before you die.

Assignment

You may not assign an interest in the contract as collateral or security for a loan.

Suspension of Payments or Transfers

Allstate may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or Allstate cannot reasonably value the shares of the variable funds;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Allstate has reserved the right to defer payment for a withdrawal or transfer from the fixed account options for the period permitted by law but not for more than six months.

Modification

Allstate may not modify the contract without your consent except to make the contract meet the requirements of the Investment Company Act of 1940, or to make the contract comply with any changes in the Internal Revenue Code or to make any changes required by the Code or by any other applicable law.

Year 2000

Allstate is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and policy and contract administration. Since many of Allstate's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed or replaced, ("Year 2000 Issue"). Allstate believes that many of its counterparties and suppliers also have Year 2000 Issues that could affect Allstate. In 1995, Allstate began a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes Allstate actively working with its major external counterparties and suppliers to assess their compliance efforts and Allstate's exposure to them. Allstate presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity or financial position. Year 2000 costs are and will be expensed as incurred.

Financial Statements

The financial statements of Allstate appear in the Statement of Additional Information. As of the date of the prospectus, the variable account had not commenced operations.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS




                                                                       PAGE
Additions, Deletions or Substitutions of Investments

Reinvestment

The Contract
         Purchase of Contracts
         Performance Data
         Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers) Premium Taxes
         Tax Reserves

Income Payments
         Calculation of Variable Annuity Unit Values

General Matters
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets

Federal Tax Matters
         Introduction
         Taxation of Allstate
         Exceptions to the Non-Natural Owner Rule
         IRS Required Distribution at Death Rules
         Qualified Plans
         Types of Qualified Plans

Experts
Legal Matters
Sales Commissions
Financial Statements

Allstate Life Insurance Company
Attn: Variable Products
P.O. Box xxxxx
Palatine, Illinois xxxxx-xx

Please send me, at no charge, the Statement of Additional Information dated May 1, 1999, for "The Annuity Contract" issued by Allstate.

                  (Please print or type and fill in all information)


Name


Address


City                                  State                       Zip Code

                       STATEMENT OF ADDITIONAL INFORMATION


                            ALLSTATE VARIABLE ANNUITY

                                   Offered By

                         ALLSTATE LIFE INSURANCE COMPANY

                                    Through

                        ALLSTATE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT A

                              Post Office Box xxxxx
                             Palatine, IL xxxxx-xxxx
                                 1-(800)xxx-xxxx



This Statement of Additional Information supplements the information in the prospectus, dated May 1, 1999, for the Allstate Variable Annuity contract. You may obtain a copy of the prospectus by writing or calling the address or telephone number listed above. This Statement of Additional Information uses the same defined terms as the prospectus.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT












                                Dated May 1, 1999

                                TABLE OF CONTENTS





                                                                      PAGE

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

REINVESTMENT

THE CONTRACT
         Purchase of Contracts
         Performance Data
         Premium Taxes

INCOME PAYMENTS
         Calculation of Variable Annuity Unit Values

GENERAL MATTERS
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets

FEDERAL TAX MATTERS
         Introduction
         Taxation of Allstate
         Exceptions to the Non-Natural Owner Rule
         IRS Required Distribution at Death Rules
         Qualified Plans
         Types of Qualified Plans

EXPERTS
LEGAL MATTERS
SALES COMMISSIONS
FINANCIAL STATEMENTS

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

Allstate may, subject to any legal limits, add funds, delete funds, or substitute shares of another fund, or of another open-end, registered investment company, if the shares of a fund are no longer available for investment, or if, in Allstate's judgment, investment in any fund would become inappropriate in view of the purposes of the variable account. We will not substitute any funds without first notifying contract owners and obtaining the SEC's approval, to the extent such notification and approval is legally required. Nothing contained in this Statement of Additional Information shall prevent the variable account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by owners.

Allstate also may establish additional subaccounts or series of subaccounts of the variable account. Each additional subaccount would purchase shares in a new portfolio in another mutual fund. New subaccounts may be established when, in the sole discretion of Allstate, marketing needs or investment conditions warrant. Any new subaccounts offered in conjunction with the contract will be made available to existing owners on a basis to be determined by Allstate. Allstate may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax or investment conditions so warrant.

In the event of any such substitution or change, Allstate may, by appropriate endorsement, make such changes in the contract as may be necessary or appropriate to reflect such substitution or change. If deemed to be in the best interests of persons having voting rights under the policies, the variable account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required.

REINVESTMENT

All dividends and capital gains distributions from the funds are automatically reinvested in shares of the distributing fund at their net asset value.

THE CONTRACT

Purchase of Contracts

The contracts are offered to the public through brokers as well as banks licensed under the federal securities laws and state insurance laws. The contracts are distributed through the principal underwriter for the variable account, "_______________", an affiliate of Allstate. The offering of the contracts is continuous and Allstate does not anticipate discontinuing the offering of the contracts. However, Allstate reserves the right to discontinue the offering of the contracts.

Performance Data

From time to time the variable account may publish advertisements containing performance data relating to its subaccounts. The performance data for the subaccounts (other than for the Money Market subaccount) will always be accompanied by total return quotations. Performance figures used by the variable account are based on actual historical performance of its subaccounts or the funds for specified periods, and the figures are not intended to indicate future performance. As of the date of the prospectus and this Statement of Additional Information, the subaccounts had not commenced operations; therefore, there is no actual performance data for the subaccounts.


Standardized Total Returns

A subaccount's "average annual total return" represents an annualization of the subaccount's total return over a particular period. We compute it by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the subaccount's operations, if shorter than any of the foregoing. The average annual total return is obtained by dividing the ending redeemable value, after deductions for any withdrawal charges or contract maintenance charges imposed on the contracts by the variable account, by the initial hypothetical $1,000 purchase payment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result.

The withdrawal charges assessed upon redemption are computed as follows: the free withdrawal amount is not assessed a withdrawal charge. Withdrawal charges are charged on the amount of redemption equal to the purchase payment, reduced by the amount of the free withdrawal amount, if any. The remaining amount of the redemption, if any, is not assessed a withdrawal charge. The withdrawal charge schedule specifies rates based on the number of complete years since each purchase payment was made. The contract maintenance charge ($30 per contract) used in the total return calculation is normally prorated using the following method: The total amount of annual contract fees collected during the year is divided by the total average net assets of all the subaccounts. The resulting percentage is then multiplied by the ending contract value.

Non-Standardized Total Returns

From time to time, sales literature or advertisements also may quote average annual total returns that do not reflect the withdrawal charge. These are calculated in exactly the same way as the average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered. In addition, the variable account may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations would not reflect deductions for withdrawal charges that may be imposed on the contracts by the variable account which, if reflected, would reduce the performance quoted. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the accumulation unit value at the end of the defined period divided by the accumulation unit value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; " 'n' most recent Calendar Years"; and "Inception (commencement of the subaccount's operation) to date" (day of the advertisement).


Hypothetical Historical Total Returns

The variable account also may advertise yield and total return for periods prior to the date that the variable account commenced operations. For periods prior to the date the variable account commenced operations, performance information for the subaccounts will be calculated based on the performance of the funds and the assumption that the subaccounts were in existence for the same periods as those of the funds, with a level of charges equal to those currently assessed against the subaccounts.

The annualized hypothetical historical total returns for the subaccounts as of the quarter ended March 30, 1999 are presented below:

(to be provided in pre-effective amendment)



The variable account also may advertise the performance of the subaccounts relative to certain performance rankings and indexes compiled by independent organizations, such as: (a) Lipper Analytical Services, Inc.; (b) the Standard & Poor's 500 Composite Stock Price Index ("S & P 500"); (c) A.M. Best Company; (d) Bank Rate Monitor; and (e) Morningstar.

Premium Taxes

Applicable premium tax rates depend on the owner's state of residency and the insurance laws and status of Allstate in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations or judicial acts.


INCOME PAYMENTS

Calculation of Variable Annuity Unit Values

The amount of the first income payment is calculated by applying the contract value allocated to each subaccount, less any applicable premium tax charge deducted at this time, to the income payment tables in the contract. The first variable annuity income payment is divided by the subaccount's then current annuity unit value to determine the number of annuity units upon which later income payments will be based. Variable annuity income payments after the first will be equal to the sum of the number of annuity units determined in this manner for each subaccount times the then current annuity unit value for each respective subaccount.

Annuity units in each subaccount are valued separately and annuity unit values will depend upon the investment experience of the particular portfolios in which the subaccount invests. The value of the annuity unit for each subaccount at the end of any valuation period is calculated by:

(a) multiplying the annuity unit value at the end of the immediately preceding valuation period by the subaccount's net investment factor during the period; and then

(b) dividing the product by the sum of 1.0 plus the assumed investment rate for the period. The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable annuity income payment, and is at an effective annual rate which is disclosed in the contract.

The amount of the first income payment paid under an income plan is determined using the interest rate and mortality table disclosed in the contract. Due to judicial or legislative developments regarding the use of tables which do not differentiate on the basis of sex, different annuity tables may be used.


GENERAL MATTERS

Incontestability

We will not contest the contract after we issue it.

Settlements

Due proof of the owner(s) death (or annuitant's death if there is a non-natural owner) must be received prior to settlement of a death claim.

Safekeeping of the Variable Account's Assets

Allstate holds title to the assets of the variable account. The assets are kept physically segregated and held separate and apart from Allstate's general corporate assets. Records are maintained of all purchases and redemptions of the fund shares held by each of the subaccounts.

The funds do not issue certificates and, therefore, Allstate holds the variable account's assets in open account in lieu of stock certificates. See the Trust prospectus for a more complete description of the custodians of the funds.

FEDERAL TAX MATTERS

Introduction

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Allstate

Allstate is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The variable account is not an entity separate from Allstate, and its operations form a part of Allstate. As a consequence, the variable account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the variable account are automatically applied to increase reserves under the contract. Under current federal tax law, Allstate believes that the variable account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Generally, reserves are amounts that Allstate is legally required to accumulate and maintain in order to meet future obligations under the contracts. Allstate does not anticipate that it will incur any federal income tax liability attributable to the variable account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the variable account, then we may impose a charge against the variable account in order to make provision for such taxes.

Exceptions to the Non-natural Owner Rule

Generally, contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes, unless one of several exceptions applies. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the contract for the benefit of a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of a contract under a non-qualified deferred compensation arrangement for employees.
Other exceptions to the non-natural owner rule are:

(1) Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  Certain qualified contracts;

(3) Contracts purchased by employers upon the termination of certain qualified plans;

(4) Certain contracts used in connection with structured settlement agreements, and

(5) Contracts purchased with a single premium when the annuity starting date is no later than a year from date of purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS Required Distribution at Death Rules

To  qualify  as  an  annuity  contract  for  federal  income  tax  purposes,   a
nonqualified contract must provide:

(1) if any owner dies on or after the annuity start date, but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death;

(2) if any owner dies prior to the annuity start date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The five year requirement is satisfied if:

(1) any portion of the owner's interest which is payable to a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary), and

(2)  the distributions begin within one year of the owner's death.


Qualified Plans

This contract may be used with several types of qualified plans. The tax rules applicable to participants in qualified plans vary according to the type of plan and the terms and conditions of the plan. Qualified plan participants, and owners, annuitants and beneficiaries under the contract may be subject to the terms and conditions of the qualified plan regardless of the terms of the contract.

Types of Qualified Plans

IRAs

Section 408 of the Code permits eligible individuals to contribute to an individual retirement plan known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid or the contract value. The contract provides a death benefit that in certain situations, may exceed the greater of the payments or the contract value. If the IRS treats the death benefit as violating the prohibition on investment in life insurance contracts, the contract would not qualify as an IRA.

Roth IRAs

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement plan known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed. In certain instances, distributions from Roth IRAs are excluded from gross income. Subject to certain limits, a traditional Individual Retirement Account or annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is included in gross income, but is exempt from the 10% penalty tax on premature distributions

Simplified Employee Pension Plans

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the contract in connection with such plans should seek competent advice

Savings Incentive Match Plans for Employees (SIMPLE Plans)

Sections 408(p) and 401(k) of the Tax Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets, or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

Tax Sheltered Annuities

Section 403(b) of the Tax Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the
Code) to have their employers purchase contracts for them. Subject to certain limitations, a Section 403(b) plan allows an employer to exclude the purchase payments from the employees' gross income. A contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after:

o    the date the employee attains age 59 1/2,

o    separates from service,

o    dies,

o    becomes disabled, or

o on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the contract value to another 403(b) plan.

Corporate and Self-Employed Pension and Profit Sharing Plans

Sections 401(a) and 403(a) of the Tax Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Tax Code permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of contracts to provide benefits under the plans.

State and Local Government and Tax-Exempt Organization
Deferred Compensation Plans

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current income taxes. The employees must be participants in an eligible deferred compensation plan. Employees with contracts under the plan are considered general creditors of the employer. The employer, as owner of the contract, has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan. However, all compensation deferred under a 457 plan must remain the sole property of the employer. As property of the employer, the assets of the plan are subject only to the claims of the employer's general creditors, until such time as the assets become available to the employee or a beneficiary.


EXPERTS

The financial statements of Allstate appearing in this Statement of Additional Information (which is incorporated by reference in the prospectus of Allstate Life Insurance Company Separate Account A of Allstate Life Insurance Company) have been audited by ________________, (address), independent auditors, as stated in their reports appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


LEGAL MATTERS

Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Allstate on certain federal securities laws matters. All matters of Illinois law pertaining to the Contracts, including the validity of the contracts and Allstate's right to issue such contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate.


SALES COMMISSIONS

Commissions paid may vary, but in the aggregate are not anticipated to exceed 7.0% of any purchase payment. In addition, under certain circumstances, Allstate may pay certain sellers of the contracts a persistency bonus which will take into account, among other things, the length of time purchase payments have been held under a contract and the amount of purchase payments.


FINANCIAL STATEMENTS

The financial statements of Allstate begin on Page F-1 of this Statement of Additional Information. The financial statements of the Allstate Life Insurance Company Separate Account A are not included herein because the variable account had not commenced operations as of the date of the prospectus and this Statement of Additional Information.

[Financial statements of Allstate to be filed by amendment]

                                     PART C

                                OTHER INFORMATION

24A. FINANCIAL STATEMENTS


Allstate Life Insurance Company Financial Statements and Financial Schedule (to be filed by amendment).


24B. EXHIBITS


     The following  exhibits,  correspond to those  required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Life Insurance Company Separate Account A

(2)  Not Applicable

(3)  Underwriting Agreement*

(4)  Form of Contract and Certificate Amendments

(5)  Form of application for a Contract*

(6)(a) Articles of Incorporation of Allstate Life Insurance Company

   (b) By-laws of Allstate Life Insurance Company

(7)  Not applicable

(8)  Participation Agreement*

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company*

(10)(a) Consent of Accountants*

    (b) Consent of Attorneys*

(11) Not applicable

(12) Not applicable

(13) Performance Data Calculations*

(14) Not applicable

(99) Powers of Attorney



     * To be filed by pre-effective amendment.


25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS                    DEPOSITOR OF THE ACCOUNT

Louis G. Lower, II                  Chairman of the Board of Directors
                                        and Chief Executive Officer
Thomas J. Wilson, II                Director and President
Michael J. Velotta                  Director, Vice President, Secretary
                                        and General Counsel
Marla G. Friedman                   Director and Vice President
Robert W. Gary                      Director
Peter H. Heckman                    Director and Vice President
Phillip E. Lawson                   Director
Edward M. Liddy                     Director
John C. Lounds                      Director and Vice President
Robert W. Pike                      Director
Timothy H. Plohg                    Director and Vice President
Kevin R. Slawin                     Director and Vice President
Casey J. Sylla                      Director and Chief Investment Officer
Charles F. Thalheimer               Director and Vice President
B. Eugene Wraith                    Director and Assistant Vice President
Karen C. Gardner                    Vice President
Thomas A. McAvity, Jr.              Vice President
Mary J. McGinn                      Vice President and Assistant Secretary
James P. Zils                       Treasurer
Keith A. Hauschildt                 Assistant Vice President and Controller
C. Nelson Strom                     Assistant Vice President and Corporate Actuary
Patricia W. Wilson                  Assistant Vice President, Assistant Secretary
                                       and Assistant Treasurer
Richard L. Baker                    Assistant Vice President
D. Steven Boger                     Assistant Vice President
Sarah R. Donahue                    Assistant Vice President
Douglas F. Gaer                     Assistant Vice President
John R. Hunter                      Assistant Vice President
Kimberly A. Johnson                 Assistant Vice President
Ronald Johnson                      Assistant Vice President
Robert Park                         Assistant Vice President
Barry S. Paul                       Assistant Vice President
Robert E. Rich                      Assistant Vice President
Robert N. Roeters                   Assistant Vice President
Leonard G. Sherman                  Assistant Vice President
Linda L. Shumilas                   Assistant Vice President
Robert E. Transon                   Assistant Vice President
Timothy N. Vander Pas               Assistant Vice President
G. Craig Whitehead                  Assistant Vice President
Laura R. Zimmerman                  Assistant Vice President
Joanne M. Derrig                    Assistant Secretary and Chief
                                        Compliance Officer
Emma M. Kalaidjian                  Assistant Secretary
Paul N. Kierig                      Assistant Secretary
Brenda D. Sneed                     Assistant Secretary and Assistant
                                        General Counsel
Nancy M. Bufalino                   Assistant Treasurer



The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation (File #1-11840).

27.  NUMBER OF CONTRACT OWNERS

Registrant intends to begin operations shortly after the effective date of this Registration Statement. As of the date hereof there are no contract owners.

28.  INDEMNIFICATION

The by-laws of Allstate Life Insurance Company (Depositor) provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgements, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A.  RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

To be filed by amendment.

29B.  PRINCIPAL UNDERWRITER

Name and Principal Business                          Positions and Offices
Address of Each Such Person                          with Underwriter

To be filed by amendment.

29C.  COMPENSATION OF PRINCIPAL UNDERWRITER

To be filed by amendment.

30.  LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Distributor, _______________, is located at _______________________________.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  MANAGEMENT SERVICES

    None.

32.  UNDERTAKINGS

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL
       REVENUE CODE

 The Company represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company ("Allstate Life") represents that the fees and charges deducted under the Contracts described in the prospectus included in this Registration Statement (as amended or supplemented), in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant, Allstate Life Insurance Company Separate Account A, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 5th day of February, 1999.

                             ALLSTATE LIFE INSURANCE COMPANY
                                 SEPARATE ACCOUNT A
                                  (REGISTRANT)

                             BY:     ALLSTATE LIFE INSURANCE COMPANY
                                            (DEPOSITOR)


(SEAL)

Attest: /s/Brenda D. Sneed                   By: /s/Michael J. Velotta
        ------------------                       ---------------------
          Brenda D. Sneed                         Michael J. Velotta
          Assistant Secretary                     Vice President, Secretary and
          And Assistant General Counsel              General Counsel


As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 5th day of February, 1999.


*/LOUIS G. LOWER, II                Chairman of the Board and Director
--------------------                (Principal Executive Officer)
   Louis G. Lower, II

/s/MICHAEL J. VELOTTA               Vice President, Secretary, General
---------------------                  Counsel and Director
   Michael J. Velotta

*/THOMAS J. WILSON, II              President and Director
----------------------              (Principal Operating Officer)
Thomas J. Wilson, II

*/KEVIN R. SLAWIN                   Vice President and Director
-----------------                   (Principal Financial Officer)
   Kevin R. Slawin

*/CASEY J. SYLLA                    Chief Investment Officer and Director
----------------
  Casey J. Sylla

*/KEITH A. HAUSCHILDT               Assistant Vice President and Controller
---------------------               (Principal Accounting Officer)
  Keith A. Hauschildt

*/MARLA G. FRIEDMAN                 Vice President and Director
-------------------
  Marla G. Friedman

*/PETER H. HECKMAN                  Vice President and Director
------------------
  Peter H. Heckman

*/JOHN C. LOUNDS                    Vice President and Director
-----------------
  John C. Lounds

*/TIMOTHY H. PLOHG                  Vice President and Director
------------------
  Timothy H. Plohg


*/ By Michael J. Velotta, pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Life Insurance Company Separate Account A

(4)    Form of Contract and Certificate Amendments

(6)(a) Articles of Incorporation of Allstate Life Insurance Company

(6)(b) By-laws of Allstate Life Insurance Company

(99)   Powers of Attorney